Exhibit 99.45

Not for distribution to United States newswire services or for dissemination in the United States

American Lithium closes previously announced $35 M Private Placement of Units

VANCOUVER, BRITISH COLUMBIA, November 3, 2021 – American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI) (OTCQB:LIACF) (Frankfurt:5LA1) is pleased to announce that further to its news releases dated October 13, 2021 and October 14, 2021, the Company has completed its private placement of 13,208,000 units (the “Units”) at an offering price of $2.65 per Unit for aggregate gross proceeds of $35,001,200 (the “Offering”).

Each Unit consists of one common share in the capital of the Company (a “Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to purchase one Share at an exercise price of $4.00 per Share until November 3, 2023.

The gross proceeds of the Offering will be used for exploration and development of the Company’s TLC Project, Falchani Project and the Macusani Project, and for working capital and general corporate purposes.

The Offering was co-led by Eight Capital, Echelon Wealth Partners Inc. and TD Securities Inc., on behalf of a syndicate of agents that also included Roth Canada, ULC (collectively, the “Agents”). In consideration for their services, the Agents received an aggregate cash commission of $2,061,617.85 from the Company.

The securities issued in connection with the Offering are subject to a statutory hold period expiring March 4, 2022. The securities referred to in this news release have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons in the absence of U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

Andrew Bowering, Chairman and Director of the Company, Simon Clarke, Chief Executive Officer and Director of the Company and Philip Gibbs, Chief Financial Officer of the Company participated in the Offering and acquired an aggregate of 415,000 Units. The purchases constitute “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The issuances are exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as they were a distribution of securities for cash and the fair market value of the Units issued to and the aggregate consideration paid by Mr. Bowering, Mr. Clarke and Mr. Gibbs did not exceed 25% of the Company’s market capitalization.

The Company did not file a material change report more than 21 days before the expected closing of the placement because the details of the participation therein by the related party of the Company were not settled until shortly prior to the closing of the placement and the Company wished to close on an expedited basis for business reasons.

About American Lithium

American Lithium, a member of the TSX Venture 50, is actively engaged in the acquisition, exploration and development of lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued exploration and development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada as well as continuing to advance its Falchani lithium and Macusani uranium development projects in southeastern Peru. Both Falchani and Macusani have been through preliminary economic assessments, exhibit strong additional exploration potential and are situated near significant infrastructure.

The TSX Venture 50 is a ranking of the top performers in each of industry sectors in the TSX Venture Exchange over the last year.

For more information, please contact the Company atinfo@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

Follow us on Facebook, Twitter and LinkedIn.

On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

For further information, please contact:

American Lithium Corp.

Email: info@americanlithiumcorp.com

Website: www.americanlithiumcorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Forward-Looking Statements

Statements in this release that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here. Statements in this release that are forward-looking information, include, without limitation, use of proceeds from the placement. Information provided in this release is necessarily summarized and may not contain all available material information. All such forward-looking information and statements are based on certain assumptions and analyses made by American Lithium management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in American Lithium's most recently filed Annual Information Form and MD&A. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Readers are cautioned not to place undue reliance on forwardlooking information or statements